SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number : 1-14118

PRESS RELEASE #23/04

QUEBECOR WORLD LOGISTICS
EXPANDS U.S. SHORT-RUN CO-MAIL PLATFORM
TO CUT COSTS AND IMPROVE SERVICE
FOR MAGAZINE PUBLISHERS

        QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                Form 20-F                                         Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

August 2, 2004                                                                                                                                   23/04

For immediate release                                                                                                                Page 1 of 3

QUEBECOR WORLD LOGISTICS
EXPANDS U.S. SHORT-RUN CO-MAIL PLATFORM
TO CUT COSTS AND IMPROVE SERVICE
FOR MAGAZINE PUBLISHERS

Montréal, Canada - Quebecor World (NYSE, TSX: IQW) Logistics (QWL) is investing in the latest co-mail technology to reduce costs for short- and medium-run magazine publishers. With this investment, QWL will offer its enhanced co-mail process, the Express Collation Mailing System, which will reduce gross postage by up to 30 percent and improve overall postal distribution service.

This initial co-mail enhancement is the first phase of QWL's three-year strategy targeted at creating a multiple-pool platform that will ultimately offer three co-mail machines with at least 30 pockets each. QWL plans to invest in a new Chicago facility in early 2005 to house these enhanced co-mail capabilities in addition to its distribution operations.

"Rising paper and transportation costs - combined with the threat of postal increases - have created an ominous cloud over which we have little control," explains Karen Dauck, Director of Purchasing and Fulfillment for the Cricket Magazine Group of Carus Publishing Company. "But there's light at the end of the tunnel, after all! We are excited about this opportunity for our smaller-run publications to participate in QWL's co-mailing environment and benefit from maximum postal discounts."

Co-mail is a process that merges multiple mail files into a single larger list in order to maximize presort discounts and optimize packaging to get mail deeper into the postal system. QWL's Express Collation Mailing System is unique to the industry in that it offers simultaneous, dynamic multi-origin co-mailing and nationwide distribution. Unlike other networks, publishers need not adjust their scheduling just to enter a QWL co-mail pool.

For immediate release                                                                                                                Page 2 of 3

"We view co-mailing as a great opportunity for short-run publishers and as being absolutely essential if we are to protect our titles from the pending rate increase," said Christy Martin, Distribution Director for Primedia Business Information. "The idea of a dynamic pooling tool as proposed by QWL is certainly very attractive to us and it will make it much easier for us to maximize the amount of mail eligible for co-mailing."

Postal rates are expected to increase by 7 to 13 percent by 2006. Short-run publishers will be hit the hardest in the next rate increase because they don't always have the volume to achieve worksharing discounts like long-run publishers; but QWL's Express Collation Mailing System will help to minimize the overall impact to these publishers. Since postage accounts for approximately 30 percent of publishers' total production costs, mailers are urging the USPS to increase worksharing opportunities such as drop shipping and co-mailing, to reduce the impact of rising rates.

"These upgrades to our co-mail platform have been well planned, and will result in a seamless process to serve our many valued customers," said QWL's President, Brad Nathan. "Our Express Collation Mailing System will help the USPS streamline operations and increase worksharing initiatives; help publishers save postage dollars; and help QWL maintain superior service in distribution overall."

QWL provides logistics and mail list services for all Quebecor World and various third party customers, handling multiple commodities including catalogs, direct mail pieces, magazines (subscriber copies and newsstand), newspaper inserts, books and bulk printed product.

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http://www.quebecorworld.com

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For further Information contact:
Jeremy Roberts Vice-President, Corporate Finance and Treasurer Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070
Jennifer Lukasiak Marketing & Business Development Manager Quebecor World Logistics (630) 438-2317

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.

By: /s/ Raynald Lecavalier

Name:   Raynald Lecavalier
Title:     Vice President, Corporate General Counsel and Secretary

Date: August 2, 2004